06007836

AB 4/6/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66361

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Couch Financial Services, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1333 W. McDermott, Suite 200
(No. and Street)

Allen	Texas	75013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

SEC MAIL PROCESSING SECTION RECEIVED MAR 3 1 2006 WASH, D.C. 185

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 0 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ilonka Booth, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Couch Financial Services, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSS TOWNSLEY
MY COMMISSION EXPIRES
November 8, 2009

Notary Public

Signature

President, CCO

Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

COUCH FINANCIAL SERVICES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED DECEMBER 31, 2005

COUCH FINANCIAL SERVICES, INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Couch Financial Services, Inc.

We have audited the accompanying statement of financial condition of Couch Financial Services, Inc., as of December 31, 2005, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Couch Financial Services, Inc., as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
March 9, 2006

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

COUCH FINANCIAL SERVICES, INC.
Statement of Financial Condition
December 31, 2005

ASSETS

Cash and cash equivalents	$ 31,139
Concessions receivable	655,001
Other assets	841
	$ 686,981

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 3,987
Commissions payable	503,847
	507,834
Stockholders' equity	
Common stock, 100,000 shares authorized, $1 par value, 10,000 shares issued and outstanding	10,000
Additional paid-in capital	189,761
Retained earnings (deficit)	(20,614)
Total stockholders' equity	179,147
	$ 686,981

The accompanying notes are an integral part of these financial statements.

COUCH FINANCIAL SERVICES, INC.
Statement of Income
For the Year Ended December 31, 2005

Revenues	
Concessions income	$ 1,013,535
	1,013,535
Expenses	
Compensation and benefits	58,434
Commissions	799,277
Communications	1,026
Occupancy and equipment costs	15,484
Regulatory fees and expenses	39,868
Legal and professional expenses	73,891
	987,980
Income before income tax expense	25,555
Provision for income taxes	-0-
Net income	$ 25,555

The accompanying notes are an integral part of these financial statements.

COUCH FINANCIAL SERVICES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2005

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2004	1,000	$ 10,000	$ 43,671	$ (46,169)	$ 7,502
Capital contributions			211,028		211,028
Dividends			(64,938)		(64,938)
Net income				25,555	25,555
Balances at December 31, 2005	1,000	$ 10,000	$ 189,761	$ (20,614)	$ 179,147

The accompanying notes are an integral part of these financial statements.

COUCH FINANCIAL SERVICES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2005

Balance at December 31, 2004	$	--
Increases		--
Decreases		--
Balance at December 31, 2005	$	--

The accompanying notes are an integral part of these financial statements.

COUCH FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities	
Net income	$ 25,555
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in operating assets and liabilities:	
Increase in concessions receivable	(655,001)
Increase in other assets	(84)
Increase in accounts payable and accrued expenses	732
Increase in commissions payable	503,847
Net cash provided (used) by operating activities	(124,951)
Cash flows from investing activities	
Net cash provided (used) by investing activities	--
Cash flows from financing activities	
Capital contributions	211,028
Dividends	(64,938)
Net cash provided (used) by financing activities	146,090
Net increase (decrease) in cash and cash equivalents	21,139
Cash and cash equivalents at beginning of year	10,000
Cash and cash equivalents at end of year	$ 31,139

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ --
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

COUCH FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2005

Note 1 - Summary of Significant Accounting Policies

Couch Financial Services, Inc. (the "Company"), a wholly-owned subsidiary of Oil2 Holdings, Inc. ("Parent"), was incorporated October 2, 2003, under the laws of the State of Texas. Inception for financial reporting purposes is considered to be January 15, 2004, the day operations began.

The Company is a direct participation broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under SEC Rule 15c3-3(k)(2)(i) and is also a member of the National Association of Securities Dealers ("NASD"). Its plans are to act as a selling agent for its Parent in the offering of interests in oil and gas development programs.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of reporting cash flows, cash equivalents are defined as short-term, highly liquid investments, with original maturities to the Company of three months or less, that are not held for sale in the ordinary course of business.

Note 2 - Related Party Transactions and Concentrations Risks

The Company's sole source of revenues are from direct participation programs where the Parent acts as the issuer. Accordingly, all concessions income earned in 2005 were under selling agreements for such programs. Company expenses paid by the Parent aggregating $211,028 were recorded as capital contributions.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

The Company had a net capital deficiency of $6,720 at December 31, 2005 as net capital was approximately $27,152 and net capital requirements were $33,872. Company's ratio of aggregate indebtedness to net capital of 18.70 to 1 also exceeded the SEC's maximum permissible ratio of 15 to 1.

The net capital deficiency resulted from an increase in the Company's minimum net capital requirement from $5,000 at November 30, 2005 to $33,872 (computed at 6 2/3% of aggregate indebtedness) on December 31, 2005. Aggregate indebtedness increased because of commissions payable on November and December 2005 concessions receivable from the Parent that remained uncollected at December 31, 2005. The November 2005 concessions aggregating $247,701 were collected on January 20, 2006 and related commissions were paid the same day. The Company identified the deficiency on January 26, 2006, promptly collected the December 2005 concessions of $405,300 and paid the related commissions the same day. These actions reduced the minimum net capital requirements to $5,000 and left the Company with excess net capital of approximately $20,000 on that date. The Company and the Parent agreed that concessions would be paid to the Company promptly and commissions would be paid by the Company upon receipt of such concessions, in order to minimize net capital requirements in the future. The Company also notified applicable regulatory bodies about the net capital deficiency and resolution on January 26, 2006.

Note 4 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 5 - Income Taxes

The Company files a consolidated federal income tax return with the Parent. Income taxes are recorded using the separate company method to comply with Statement of Financial Accounting Standards No. 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent. The Company's income is included in the consolidated income tax return of Parent. The Company at December 31, 2005, has net operating losses of approximately $20,614, which are being carried forward to offset future taxable income. This net operating loss carryforward expires in 2024:

Deferred tax assets are as follows:

	Deferred Tax Asset December 31, 2004	Current Period Changes	Deferred Tax Asset December 31,2005
Federal	$ 6,900	$ (3,800)	$ 3,100
Valuation allowance	(6,900)	3,800	(3,100)
Amount per balance sheet	$ -0-	$ -0-	$ -0-

The Company believes that it is more likely than not that deferred tax assets will not be realized. The provision for income taxes is as follows:

Current tax expense	$ -0-
Deferred tax (benefit)	(3,800)
Change in valuation allowance (benefits) of operating loss carryforward	3,800
Provision for income taxes	$ -0-

Note 6 - Prior Development Stage Operations

The Partnership was formed on October 2, 2003. The Partnership's development activities in prior years were directed toward obtaining and maintaining its status as a registered broker/dealer in securities. The Partnership became operational during the year ended December 31, 2005 when it commenced significant broker/dealer activities.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2005

Schedule I

COUCH FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2005

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$ 179,147
Add:	
Other deductions or allowable credits	--
Total capital and allowable subordinated liabilities	179,147
Deductions and/or charges	
Non-allowable assets:	
Concessions receivable in excess of commissions payable	(151,154)
Other assets	(841)
Net capital before haircuts on securities positions	27,152
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	--
Net capital	$ 27,152

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 507,834
Total aggregate indebtedness	$ 507,834

Schedule I (continued)

COUCH FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 33,872
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 33,872
Net capital deficiency	$ (6,720)
Excess net capital at 1000%	$ N/A
Ratio: Aggregate indebtedness to net capital	18.70 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

COUCH FINANCIAL SERVICES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2005

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2005

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Couch Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental information of Couch Financial Services, Inc. (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving control activities and their operation that we considered to be material weaknesses as defined above. This condition was considered in determining the nature, timing, and extent of the audit procedures to be performed in our audit of the financial statements of Couch Financial Services, Inc. for the year ended December 31, 2005, and does not affect our report thereon dated March 9, 2006.

> The Company failed to timely detect an increase in its minimum net capital requirement during December 2005 and a resulting net capital deficiency. Aggregate indebtedness ("AI") increased during that month to the point that 6 2/3% of AI significantly exceeded the minimum dollar net capital requirement of $5,000. This increased net capital requirement exceeded the company's net capital at December 31, 2005 by approximately $7,000. The deficiency was detected on January 26, 2006 and was immediately corrected through the receipt of concessions income receivable from the parent company ("Parent") and payment of related commissions expense. The Company and its Parent have agreed that all future concessions earned will be remitted by the Parent to the Company promptly after receipt of investor funds by the Parent, and the Company will pay all related commissions expenses immediately. This practice is expected to keep the minimum net capital requirement at or near the minimum dollar amount of $5,000 at all times. The Company also notified applicable regulatory bodies about the net capital deficiency and resolution on January 26, 2006.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
March 9, 2006